BresaGen

02015417

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

02 FEB 26 AM 8:14

FACSIMILE TRANSMISSION

SUPPL

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Tuesday, 26 February 2002
SUBJECT:	Half Yearly Report & ASIC Half Yearly Accounts
PAGES (inc. cover)	30

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following Media Release which was released through the Australian Stock Exchange on Tuesday, 26 February, 2002 –

Media Release – BresaGen reports strong half year together with Directors' Report and Appendix 4B (rule 4.13(b)).

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator
tfenton@bresagen.com.au

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

dw 2/26

If there are any problems with this transmission, call 08 8234 2660

BresaGen

Tuesday, 26 February 2002

BresaGen reports strong half year

Australian biotechnology company BresaGen Limited has announced its Half Year Results, with total revenues increased by 15 per cent over the same period last year to $3,661,000.

Consistent with the long development phase and market expectations in this relatively new and developing industry, the company reported a consolidated loss for the six months of $3,949,000, largely attributable to the planned increase in Research and Development expenditure, which saw it up 43 per cent to $5,170,000.

The company's US subsidiary BresaGen Inc accounted for 78 per cent of the R&D increase. The Athens, Georgia base had been in operation less than two months in the same period last year.

The Cell Therapy division reported a loss of $2,686,000 for the period, largely attributable to R&D expenditure at the US operation.

BresaGen has announced a number of achievements during the six months, the most significant being in its Cell Therapy division with four human embryonic stem cell lines being produced that qualify for US government funding and the generation of neural cell networks from primate embryonic stem cells.

Since the Bush announcement on stem cell therapy in August, BresaGen has rapidly been establishing itself as a world leader in this competitive area, with a growing team of highly qualified staff and a high profile. In the longer term the company is developing treatments for neurodegenerative diseases, in particular Parkinson's Disease. However, more immediately, an opportunity exists to develop products to service the stem cell industry. And BresaGen is in discussion with a number of life science service providers in the US, with a view to establishing alliances.

In BresaGen's Protein Pharmaceuticals division, the company reported an operating profit of $239,000 due to a 22 per cent increase in revenues. Revenues were derived from, among other things, a $510,000 milestone payment from British Biotech as part of its phase II AML trials and EquiGen and other protein product sales of $824,000. A recent marketing agreement with CSL is expected to further boost EquiGen sales in Australia and the US.

While its Reproductive Biotechnology division reported an operating loss of $61,000. The division is largely supported by external funds, including a grant from the Juvenile Diabetes Research Foundation. In collaboration with St Vincent's Hospital, Melbourne, BresaGen is conducting research into improving the efficiency of its proprietary cloning methodology and developing xenotransplant technologies in pigs.

BresaGen Chief Executive, Dr John Smeaton said the company had a strong cash position of $22 million as of Dec 31st and is poised to achieve significant milestones in all divisions of the business, particularly in the area of neural cell networks and in the phase II clinical trials for myeloid leukemia.

About BresaGen Limited

BresaGen is a biotechnology company committed to the discovery and commercial development of innovative bio-therapies. Drawing on two decades of experience, the company has earned a reputation for excellence in the fields of reproductive and developmental biology and in the manufacture of recombinant protein pharmaceuticals. The Company has offices and laboratories

in Adelaide, Australia and Athens, Georgia USA and is represented by three divisions, Protein Pharmaceuticals, Cell Therapy and Reproductive Biotechnology.

The Cell Therapy division represents a research and development program that takes the company's proprietary position in embryonic stem cell differentiation and applies it to the treatment of neurodegenerative disease and gene based disorders. The division also has an extensive program developing catheter and imaging technology for neurosurgical cell delivery.

The Protein Pharmaceuticals division operates a GMP facility with experience in the manufacture of recombinant proteins. The division has a pipeline of human therapeutic candidates in development that includes potential treatments for myeloid leukemia, rheumatoid arthritis, and growth hormone deficiency.

The Reproductive Biotechnology division represents a research program developing improved cloning technologies in the pig for accelerated genetic improvement and xenotransplant applications.

This press release contains forward-looking statements which reflect the Company's current expectation regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategy, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

Company Contact:
Linton Burns, CFO
BresaGen Limited
Tel: 08 8234 2660

E-mail: lburns@bresagen.com.au

Media Contact
Hilarie Dunn
The Six Hats
Tel: 02 92510110
Mob: 0414 357792
E-mail: hilariedunn@bigpond.com

BRESAGEN LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

The directors present their report together with the consolidated financial report for the half-year ended 31 December 2001 and the auditors' review thereon.

DIRECTORS

The directors of the Company during or since the end of the half-year are:

Name	Period of Directorship
Mr J Hasker	Director and Chairman since 1999
Dr JR Smeaton	Managing Director since 1987
Mr PR Hart	Director since 1996
Mr PR Jenkins	Director since 1997
Dr GN Vaughan	Director since 1998
Dr CA Juttner	Director since 2000
Dr J Kucharczyk	Director since 2000
Mr R Mazzocchi	Director since 2000

RESULTS AND DIVIDENDS

The consolidated loss of the consolidated entity for the half-year after income tax was $3,949,000.

No dividends have been paid by the Company or recommended by the directors since the end of the half year.

REVIEW OF OPERATIONS

For the half year ended 31 December 2001, the consolidated loss was $3,949,000, an increase of 58% over the previous corresponding period. The major reason for this increase is that Research and Development (R&D) expenditure increased by 43% to $5,170,000. Our US subsidiary, Bresagen Inc, accounted for 78% of this increase. In the previous comparative period BresaGen Inc was operating for less than two months.

Sales and marketing expenditure and administrative expenditure increased by 90% and 19%, respectively. This increase is largely as a result of the full half-year operations of our US subsidiary, Bresagen Inc.

Total revenue increased by $491,000 (15%) to $3,661,000.

The Company operates three distinct divisions, an overview of the major activities of each division for the reporting period follows:

PROTEIN PHARMACEUTICALS DIVISION

Using a proprietary bacterial expression system the division has established cost-effective technology to express and purify recombinant proteins on a commercial scale.

This division has a pipeline of human and veterinary therapeutic candidates that includes:

- E21R A potential treatment for myeloid leukemia and rheumatoid arthritis
- hGH A treatment for growth hormone deficiency
- cST A treatment for fractures, arthritis and obesity in dogs.

In addition this division manufactures EquiGen a registered veterinary drug that is used to treat horses for injury, body condition and reproduction.

Human Growth Hormone is manufactured and sold to a number of companies as a research chemical.

Revenues of $1,854,000 were derived by this division in the six months ended 31 December 2001 up from $1,522,000 in the previous corresponding period. Included within this figure is $473,000 of Start Grant revenue received in relation to the E21R. This Grant concluded on 31 December 2001.

This division has an operating profit of $239,000 for the six months ended 31 December 2001. This profit was the result of the following achievements:

E21R

- Entered Phase II human efficacy trials for Acute Myeloid Leukemia (AML) in collaboration with British Biotech plc. The company received a $510,000 payment on this milestone being met. Seven patients have received their first course.
- Entered Phase II human efficacy trials for chronic myelomonocytic leukemia (CMML) being conducted in Australia by the company. Four patients have received their first course.

hGH

- Sales increased 18% year on year to $446,000.

EquiGen

- Sales increase 71% year on year to $378,000
- An agreement was entered into with CSL Limited (CSL) for CSL to distribute and market the product in Australia and New Zealand.

CELL THERAPY DIVISION

The Company's Cell Therapy division has three major programs:

- cell differentiation based in Adelaide, Australia;
- human stem cell based in Athens, Georgia, USA; and
- catheters and imaging in various North American centres

Embryonic stem (ES) cells have the ability to differentiate into any of the 220 cell types present in an adult and offer the most promising platform from which to develop cell therapy treatments for disease.

BresaGen's proprietary technology in this area is the isolation of a superior embryonic-type stem cell, referred to as an EPL cell, that allows controlled differentiation and unlimited supply of homogenous populations of cells that could be used in cell-based treatments. The technology should provide a simple and cost-effective means of generating the large numbers of cells that will be required for successful cellular products.

An important component of any cell based treatment for neurodegenerative disease, such as Parkinson's Disease and Stroke, will be the delivery device and surgical technique for administering the cells. BresaGen's proprietary technology in this area is built around a specifically developed catheter designed to maximise the viability of the therapeutic cells during implantation, together with imaging technology that tracks the placement of the catheter in the brain.

Start Grant revenues of $667,000 were derived by this division in the six months ended 31 December 2001. This compares to $660,000 received in the previous corresponding period.

This division had an operating loss of $2,686,000 for the six months ended 31 December 2001, up from a loss of $1,323,000 in the previous corresponding period. The main reason for this increase being that our US operations through BresaGen Inc were operating for less that two months in the six months ended 31 December 2000, but were operating for the entire period in 2001. The impact of this being an increase in expenditure of $1,202,000.

Significant achievements of this division during the reporting period included:

- four human embryonic stem cell lines being produced that qualify for US government funding
- the generation of neural cell networks from primate embryonic stem cells. Until these results we have been confined to the mouse model.

REPRODUCTIVE BIOTECHNOLOGY

Conducted in collaboration with St Vincent's Hospital, Melbourne, Australia this research program looks to both improve the efficiency of its proprietary cloning methodology and develop xenotransplant technologies in pigs.

The development of efficient cloning technology allows pig producers to obtain large numbers of identical individual pigs derived from the best genetic stock and substantially speed up the process of transmitting genetics from breeding herds into production herds.

In the xenotransplantation area, cloning technology may provide a method whereby genes involved in the immune-tolerance of non-human organs can be introduced into or eliminated from the genome of specific cells. This genetic engineering and the use of such cells to clone animals is expected to produce pigs with donor organs more immune-compatible with human recipients. This technology could address the growing shortage of donor organs available to transplant patients.

Contract research revenues of $375,000 were derived by this division in the six months ended 31 December 2001. This compares to $410,000 derived in the previous corresponding period.

This division had an operating loss of $61,000 for the six months ended 31 December 2001 up from an $11,000 loss in the previous corresponding period.

During the reporting period the Company announced that it had been awarded a grant of approximately $250,000 per annum for five years to research a new treatment for Juvenile diabetes. This together with a grant from a major Australian pig producer to develop efficient cloning technology means that this division is substantially self funding.

ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded off to the nearest thousand dollars unless otherwise stated.

Dated at Athens, Georgia, USA this 7th day of February 2002.

Signed in accordance with a resolution of the directors

....

G Vaughan
DIRECTOR

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001

Name of entity

BRESAGEN LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
60 007 988 767	√		31/12/2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	Up	15%	to	3,661
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	Up	58%	to	(3,949)
Profit (loss) from ordinary activities after tax attributable to members *(item 1.23)*	Up	58%	to	(3,949)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	58%	to	(3,949)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	¢	¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	¢	¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Appendix 4B (rule 4.13(b))
Half yearly/preliminary final report

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	3,661	3,170
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(7,610)	(5,664)
1.3	Borrowing costs	-	-
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(3,949)**	**(2,494)**
1.6	Income tax on ordinary activities (*see note 4*)		
1.7	**Profit (loss) from ordinary activities after tax**	**(3,949)**	**(2,494)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)		
1.9	**Net profit (loss)**	**(3,949)**	**(2,494)**
1.10	Net profit (loss) attributable to outside +equity interests		
1.11	**Net profit (loss) for the period attributable to members**	**(3,949)**	**(2,494)**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(17,555)	(11,059)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(3,949)	(2,494)
1.14	Net transfers to and from reserves		
1.15	Net effect of changes in accounting policies		
1.16	Dividends and other equity distributions paid or payable		
1.17	**Retained profits (accumulated losses) at end of financial period**	**(21,504)**	**(13,553)**

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(3,949)	(2,494)
1.19	Less (plus) outside +equity interests		
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(3,949)	(2,494)

+ See chapter 19 for defined terms.

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(3,949)	(2,494)
1.22	Less (plus) outside +equity interests		
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**(3,949)**	**(2,494)**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenue		
	Sales Revenue	626	609
	Research & Development Income		
	• Contract Research Income	370	409
	• Government Grants	1,390	1,111
	• License Fees	510	461
	Interest Income	564	558
	Other Income	1	22
	Expenses		
	Cost of Sales	234	313
	Research & Development Expenditure		
	• Contract Research Expenditure	436	421
	• Government Grants	2,125	1,923
	• Other research expenditure	2,609	1,281
	Selling & marketing	402	211
	Administration	1,804	1,515

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	120	-	-	120
2.3	**Total amortisation of intangibles**	**120**	**-**	**-**	**120**
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	**-**	**-**	**-**	**-**

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	21,829	25,833	27,736
4.2	Receivables	1,738	848	1,346
4.3	Investments	-	-	-
4.4	Inventories	352	76	66
4.5	Other (provide details if material)	-	-	-
4.6	**Total current assets**	**23,919**	**26,757**	**29,148**
	Non-current assets			
4.7	Receivables	207	219	191
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	-	-	-
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	1,009	816	719
4.14	Intangibles (net)	16,820	16,940	17,136
4.15	Other (provide details if material)	-	-	-
4.16	**Total non-current assets**	**18,036**	**17,975**	**18,046**
4.17	**Total assets**	**41,955**	**44,732**	**47,194**
	Current liabilities			
4.18	Payables	1,593	891	1,149
4.19	Interest bearing liabilities	-	-	37
4.20	Provisions	588	537	594
4.21	Other (provide details if material)	-	-	-
4.22	**Total current liabilities**	**2,181**	**1,428**	**1,780**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	2	2	17
4.25	Provisions	53	71	38
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	**55**	**73**	**55**
4.28	**Total liabilities**	**2,236**	**1,501**	**1,835**
4.29	**Net assets**	**39,719**	**43,231**	**45,359**

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	60,989	60,552	58,678
4.31	Reserves	234	234	234
4.32	Retained profits (accumulated losses)	(21,504)	(17,555)	(13,553)
4.33	**Equity attributable to members of the parent entity**	**39,719**	**43,231**	**45,359**
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	Total equity	**39,719**	**43,231**	**45,359**
4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	2,665	2,027
7.2	Payments to suppliers and employees	(7,218)	(6,102)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	550	486
7.6	Interest and other costs of finance paid	-	-
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**(4,003)**	**(3,589)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(252)	(226)
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	(240)	(181)
7.15	Loans repaid by other entities	49	-
7.16	Other (provide details if material)*	-	5,732
7.17	**Net investing cash flows**	**(443)**	**5,325**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	437	15,463
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	-	(16)
7.21	Dividends paid	-	-
7.22	Other (provide details if material) – Float and placement costs	-	(612)
7.23	**Net financing cash flows**	**437**	**14,835**
7.24	**Net increase (decrease) in cash held**	**(4,009)**	**16,571**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	25,833	11,216
7.26	Exchange rate adjustments to item 7.25.	5	(51)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**21,829**	**27,736**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	262	2,309
8.2	Deposits at call	11,962	-
8.3	Bank overdraft	-	-
8.4	Other (provide details) – bank bills/ commercial bills with a maturity date of < 90 days	9,605	25,427
8.5	Total cash at end of period *(item 7.27)*	**21,829**	**27,736**

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	(107.87%)	(78.67%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.9)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.33)*	(9.94%)	(5.50%)

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS (b) Diluted EPS (if materially different from (a)) (c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	(a) (7.28) cents (b) * (c) 54,239,645	(a) (6.39) cents (b) * (c) 39,064,786

*Due to the operating loss incurred by the Company diluted earnings per share has not been disclosed as it would not disclose any inferior view of the earnings performance of the company.

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	42c	57c

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	564	558
12.2	Interest revenue included in item 12.1 but not yet received (if material)	96	73
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	2
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	58	84
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*		

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Refer attached

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/a¢	¢	¢
15.5	Previous year	¢	¢	¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	¢	¢	¢
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities		
15.11	Preference +securities		
15.12	Other equity instruments		
15.13	**Total**		

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions)

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax		
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after income tax**		
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**		
16.6	Outside +equity interests		
16.7	**Net profit (loss) attributable to members**		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 Equity accounted associates and joint venture entities				
N/a				
17.2 Total				
17.3 Other material interests				
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	54,398,560	54,398,560		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	(a) 505,127 *455,127 **50,000 *conversion of Employee Options **pre IPO options exercised	(a) 455,127 50,000	$0.85 $1.00	
18.5	**+Convertible debt securities)**				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*				

Comments by directors

+ See chapter 19 for defined terms.

Appendix 4B (rule 4.13(b))
Half yearly/preliminary final report

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 *Interim Financial Reports*, the recognition and measurement requirements of applicable AASB standards and other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views. This half year financial report is to be read in conjunction with the 30 June 2001 Annual Financial Report and any public announcements by BresaGen Limited and its Controlled Entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuation of non-current assets. These accounting policies are consistently applied by each entity in the economic entity and, except where there is a change in accounting policy as disclosed below, are consistent with those applied in the 30 June 2001 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

Reclassification of Financial Information

Some line items and sub-totals reported in the previous reporting periods have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2001 of the revised standard AASB 1029 *Interim Financial Reporting* and the first time application for the half-year financial report of AASB 1018 *Statement of Financial Performance* and AASB 1040 *Statement of Financial Position*.

Material factors affecting the revenues and expenses of the economic entity for the current period

Nil

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Nil

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Nil

Changes in accounting policies since the last annual report are disclosed as follows.

Segment Reporting
The consolidated entity has applied the revised AASB 1005 *Segment Reporting* (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual business units subject to similar risks and returns. The new segments reported are: cell therapy, protein pharmaceuticals and reproductive biotechnology.

Comparative information has been restated for the changes in definition of segment revenues and results.

Earnings per share
The consolidated entity has applied AASB 1027 Earnings Per Share (issued June 2001) for the first time from 1 July 2001. The new standard has not altered the result of the calculation of either Basic earnings per share or Diluted earnings per share for the consolidated entity.

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not applicable for half yearly report
Date	
Time	
Approximate date the +annual report will be available	

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 26/02/02
~~(Director~~/Company Secretary)

Print name: MR LINTON BURNS

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

   Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts*, and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

+ See chapter 19 for defined terms.

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Law financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

+ See chapter 19 for defined terms.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

BresaGen Limited
ABN 60 007 988 767
Addendum to Appendix 4B
Half Yearly Report – 31 December 2001

Contingent Liability

Research and Development Syndicate

The Company has a 100% interest in a joint venture, Bresatec Transgenic R&D Syndicate No. 1. formed to further research and develop transgenic pig technology.

Indemnity

At the time this Syndicate was established (1992) the Company agreed, that in the event that any of the stated taxation assumptions of the Syndicate are not met, to indemnify the Syndicate's majority investor to costs and expenses incurred by it in objecting to or appealing against any amended assessment issued by the Australian Taxation Office (ATO). It has also provided an indemnity in relation to any additional tax which may be payable as a result of an assessment.

Tax Audit

The Transgenic Syndicate is currently subject to an audit by the ATO and a review by the Industry Research and Development Board. The ATO has issued amended assessments in relation to the Transgenic Syndicate disallowing certain deductions. Objections have been lodged against these amended assessments. Proceedings have now commenced in the Administrative Appeals Tribunal.

Contingent Liability

Under a separate agreement (Deed of Variation signed in 1999) with the Syndicate's majority investor, the Company's liability relating to this indemnity has been limited to $1 million plus interest (BresaGen Liability Cap).

The liability will only be payable if:

- the ATO actually issues an amended assessment; and
- a single judge of the Federal Court rules in favour of the ATO of the matter is settled on terms approved by the Company.

The Company may be required to lodge a deposit of $1 million, less the market value of any shares issued as referred to below, prior to the determination of the above two events. The Company would be entitled to a refund if later appeals (if any) were successful.

In addition, the Company's pre-listing shareholders have assumed on a limited recourse basis the Company's liability in excess of the BresaGen Liability Cap. They have entered into escrow agreements over 10 million shares in the Company whereby the net proceeds of sale of those shares would be available in certain circumstances to meet the liability.

The Company would also be required to contribute 50% of the costs of the prosecution of any objection or appeal, and may be required to issue up to 250,000 shares by way of contribution, and would by discharged from liability in respect of the market value of the shares issued. The BresaGen Liability Cap would be reduced by the market value of the shares. No more than 50,000 shares will be issued in any 6 month period. As at 31 December 2001 the Company had issued 147,662 shares reducing the BresaGen Liability Cap to $827,534.

In consideration for limiting this contingent liability, the Company issued 750,000 options to the Syndicate's majority investor, with an exercise price of $1, at the same time as the Company issued shares as a result of the initial public offering. Of the 750,000 options, 50,000 were exercised on 31 August 2001 with the remaining 700,000 expiring on 15 September 2001.

BresaGen Limited ABN 60 007 988 767
Addendum to Appendix 4B
Half Yearly Final Report – 31 December 2001

Report for business segments

31 December 2001	Cell Therapy	Reproductive Biotechnology	Protein Pharmaceuticals	Total
	$'000	$'000	$'000	$'000
Operating Revenue				
Segment revenue	667	375	1,854	2,896
Other unallocated revenue	-	-	-	765
Total Revenue	667	375	1,854	3,661
Operating Result				
Segment result	(2,686)	(61)	239	(2,508)
Unallocated expenses	-	-	-	(1,441)
Operating loss after income tax	(2,686)	(61)	239	(3,949)

31 December 2000	Cell Therapy	Reproductive Biotechnology	Protein Pharmaceuticals	Total
	$'000	$'000	$'000	$'000
Operating Revenue				
Segment revenue	660	410	1,522	2,592
Other unallocated revenue	-	-	-	578
Total Revenue	660	410	1,522	3,170
Operating Result				
Segment result	(1,323)	(11)	(12)	(1,346)
Unallocated expenses	-	-	-	(1,148)
Operating loss after income tax	(1,323)	(11)	(12)	(2,494)

BRESAGEN LIMITED AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the directors of BresaGen Limited:

1. The financial statements and notes set out on pages 1 to 21, are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2001 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Statements" and the Corporations Regulations 2001; and

2. There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Dated at Athens, Georgia, USA this 7th day of February 2002.

Signed in accordance with a resolution of the directors:

....

G Vaughan
DIRECTOR

Independent review report to the members of BresaGen Limited

Scope

We have reviewed the financial report of BresaGen Limited for the half-year ended 31 December 2001 in the form of the Rule 4.13(b) version of Appendix 4B of the Australian Stock Exchange Listing Rules, consisting of the statement of financial performance, statement of financial position, statement of cash flows and accompanying notes set out on pages 1 to 21 and the directors' declaration, but excluding the following sections:

(a) *material factors affecting the revenues and the expenses of the economic entity for the current period (page 14)*

(b) *a description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (page 14)*

The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of BresaGen Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

   ii. complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

A Santin
Partner

Adelaide

11th February 2002